EXHIBIT 4.2

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The following summary of the material terms and provisions of the 7.50% Series A Cumulative Redeemable Preferred Stock of Plymouth Industrial REIT, Inc. (the “Series A Preferred Stock”) is based on and qualified by the Second Articles of Amendment and Restatement of Plymouth Industrial REIT, Inc. (the “charter”), including the articles supplementary setting forth the terms of the Series A Preferred Stock (the “Articles Supplementary”), and the Second Amended and Restated Bylaws of Plymouth Industrial REIT, Inc. (the “bylaws’). For a complete description of the terms and conditions of the Series A Preferred Stock, refer to the charter, the Articles Supplementary and the bylaws, all of which are filed as exhibits to this Annual Report on Form 10-K. References herein to “we,” “our,” “us” or “company” refer to Plymouth Industrial REIT, Inc.

General

Under our charter, we currently are authorized to issue up to 100,000,000 shares of preferred stock, $0.01 par value per share. Our charter further provides that our board of directors may classify any unissued shares of preferred stock into one or more classes or series of stock and, prior to issuance of any class or series of preferred stock, shall (i) designate that class or series to distinguish it from all other classes or series of our stock, (ii) specify the number of shares to be included in the class or series, (iii) set or change the preferences, conversion or other rights, voting powers (including voting rights exclusive to such class or series), restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of such class or series, and (iv) cause us to file articles supplementary with the Maryland State Department of Assessments and Taxation.

Ranking

The Series A Preferred Stock ranks, with respect to priority of payment of dividends and distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of our affairs:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series A Preferred Stock;
•	on parity with any class or series of our capital stock, the terms of which expressly provide that such capital stock will rank on parity with the Series A Preferred Stock; and
•	junior to our existing and future indebtedness and any other class or series of our capital stock, the terms of which expressly provide that such capital stock will rank senior to the Series A Preferred Stock.

The term “capital stock” does not include convertible or exchangeable debt securities, which, prior or subsequent to conversion or exchange, will rank senior in right of payment to the Series A Preferred Stock.

Dividends

When, as and if authorized by our board of directors, holders of shares of the Series A Preferred Stock are entitled to receive cumulative cash dividends from, and including, the issue date, payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on December 31, 2017 until December 31, 2024, at the rate of 7.50% per annum on the $25.00 liquidation preference per share (equivalent to a fixed annual rate of $1.875 per share), or the Initial Rate. On and after December 31, 2024, if any shares of Series A Preferred Stock are outstanding, we will pay cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at an annual dividend rate equal to the Initial Rate plus an additional 1.5% of the liquidation preference per annum, which will increase by an additional 1.5% of the liquidation preference per annum on each subsequent December 31 thereafter, subject to a maximum annual dividend rate of 11.5% while the Series A Preferred Stock remains outstanding.

Dividends payable on the Series A Preferred Stock for any partial or longer period are computed on the basis of a 360-day year consisting of twelve 30-day months. If any dividend payment date falls on any day other than a business day as defined in the Articles Supplementary for our Series A Preferred Stock, the dividend due on such dividend payment date shall be paid on the first business day immediately following such dividend payment date, and no dividends will accrue as a result of such delay. Dividends will accrue and be cumulative from, and including, the prior dividend payment date (or with respect to the first dividend to be paid on the Series A Preferred Stock, the original issue date of the Series A Preferred Stock) to, but excluding, the next dividend payment date, to holders of record as of 5:00 p.m., New York City time, on the related record date. The record dates for the Series A Preferred Stock are the March 15, June 15, September 15 or December 15 immediately preceding the relevant dividend payment date. If any record date falls on any day other than a business day as defined in the Articles Supplementary for our Series A Preferred Stock, the record date shall be the immediately preceding business day.

Dividends on the Series A Preferred Stock will accrue whether or not:

•	we have earnings;
•	there are funds legally available for the payment of those dividends; or
•	those dividends are authorized and declared by our board of directors.

Except as described in the next two paragraphs, unless full cumulative dividends on the Series A Preferred Stock for all past dividend periods that have ended shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment, we will not:

•	declare and pay or declare and set apart for payment dividends, and we will not declare and make any other distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on parity with or junior to the Series A Preferred Stock, for any period; or
•	redeem, purchase or otherwise acquire for any consideration, or pay or make available any monies for a sinking fund for the redemption of, any shares of our common stock or shares of any other class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in shares of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series A Preferred Stock, or in options, warrants or rights to subscribe for or purchase any such junior shares, including shares issued under any distribution reinvestment plan;
•	the conversion into or exchange for other shares of any class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series A Preferred Stock;
•	our purchase of shares of Series A Preferred Stock or any other class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock pursuant to our charter to the extent necessary to preserve our qualification as a real estate investment trust (“REIT”) as discussed under “— Restrictions on Ownership and Transfer”; or
•	our purchase of shares of any class or series of capital stock on parity with the Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

When we do not pay dividends in full (and do not set apart a sum sufficient to pay them in full) on the Series A Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock, we will declare any dividends upon the Series A Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock on a pro rata basis, so that the amount of dividends declared and paid per share of Series A Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other class or series of parity capital stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of parity capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

Holders of shares of Series A Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Stock as described above. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series A Preferred Stock will accrue as of the dividend payment date on which they first become payable.

Our board of directors may not authorize, and we may not declare any dividends on the Series A Preferred Stock or pay or set apart for payment any dividends on the Series A Preferred Stock, if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such authorization, declaration, payment or setting apart for payment or provide that such authorization, declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by our board of directors or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment is restricted or prohibited by law.

If a default or event of default under the terms of any existing or future indebtedness occurs and is continuing, we may be precluded from paying certain distributions (other than those required to allow us to maintain our qualification as a REIT) under the terms of any existing indebtedness or future indebtedness we incur.

If, for any taxable year, we designate as a “capital gain dividend,” as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”), any portion of the dividends, or the Capital Gains Amount, as determined for federal income tax purposes, paid or made available for that year to holders of all classes of our capital stock then, except as otherwise required by applicable law, the portion of the Capital Gains Amount that shall be allocable to the holders of shares of Series A Preferred Stock will be in proportion to the amount that the total dividends, as determined for federal income tax purposes, paid or made available to holders of Series A Preferred Stock for the year bears to the total dividends paid or made available for that year to holders of all classes of our capital stock. In addition, except as otherwise required by applicable law, we will make a similar allocation with respect to any undistributed long-term capital gains that are to be included in our stockholders' long-term capital gains, based on the allocation of the Capital Gains Amount that would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Increase in Initial Rate. On December 31, 2024, if any shares of Series A Preferred Stock are outstanding, each then-outstanding shares of Series A Preferred Stock will be entitled to receive cash dividends in an amount equal to the Initial Rate plus 1.5% of the liquidation preference per annum, which annual dividend rate will further increase by an additional 1.5% of the liquidation preference per annum on December 31 of each year thereafter, subject to a maximum annual dividend rate of 11.5%.

Adjustment to Dividend Rate — Default Period. Subject to the cure provisions described below, a default period with respect to the Series A Preferred Stock, or a Default Period, will commence on a date we fail to deposit sufficient funds for the payment of dividends as required in connection with any dividend payment date or date of redemption. A Default Period will end on the business day on which, by 12:00 noon, New York City time, an amount equal to all unpaid dividends and any unpaid redemption price has been deposited irrevocably in trust in same-day funds with our transfer agent, in its capacity as redemption and paying agent, or the Redemption and Paying Agent. The applicable dividend rate for each day during the Default Period will be equal to the then-current dividend rate plus 2.0% of the $25.00 stated liquidation preference, or $0.50 per share (prorated for the number of days in such Default Period computed on the basis of a 360-day year consisting of twelve 30-day months).

No Default Period will be deemed to commence if the amount of any dividend or any redemption price due (if such default is not solely due to our willful failure) is deposited irrevocably in trust, in same-day funds with the Redemption and Paying Agent by 12:00 noon, New York City time, on a business day that is not later than three business days after the applicable dividend payment date or redemption date.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, or a Liquidation Event, before any distribution or payment shall be made to holders of shares of our common stock or any other class or series of capital stock ranking, as to rights upon any Liquidation Event, junior to the Series A Preferred Stock, holders of shares of Series A Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, a liquidation preference of $25.00 per share of Series A Preferred Stock, plus an amount per share equal to all accrued but unpaid dividends (whether or not authorized or declared) to, and including, the date of payment. The rights of holders of Series A Preferred Stock to receive the liquidating distribution described above will be subject to the proportionate rights of any other class or series of our equity securities ranking on parity with the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up, and junior to the rights of any class or series of our equity securities expressly designated as ranking senior to the Series A Preferred Stock. If, upon a Liquidation Event, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on any then-outstanding shares of any class or series of parity capital stock, then holders of shares of Series A Preferred Stock and such parity capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of shares of Series A Preferred Stock will be entitled to written notice of any distribution in connection with any Liquidation Event not less than 30 days and not more than 60 days prior to the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of Series A Preferred Stock will have no right or claim to any of our remaining assets. A Change of Control/Delisting (as defined below) will not be deemed to constitute a Liquidation Event and no such advance notice will be required. See “—Special Optional Redemption.”

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our capital stock or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock will not be added to our total liabilities.

Redemption at Our Option

Except with respect to our special optional redemption right described below under “Special Optional Redemption” and maintaining our qualification as a REIT as described in “— Restrictions on Ownership and Transfer,” we may not redeem the Series A Preferred Stock prior to December 31, 2022. On and after December 31, 2022, we may, at our option, upon not fewer than 30 and not more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, solely for cash at a redemption price of $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared) to, and including, the date fixed for redemption, without interest, to the extent we have funds legally available for that purpose.

If fewer than all of the then-outstanding shares of Series A Preferred Stock are to be redeemed, we will select the shares of Series A Preferred Stock to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) by lot, or by any other equitable method that we determine will not result in any holder violating the 9.8% Series A Preferred Stock ownership limit. If such redemption is to be by lot and, as a result of such redemption, any holder of shares of Series A Preferred Stock, other than a holder of Series A Preferred Stock that has received an exemption from the ownership limit, would have actual or constructive ownership of more than the 9.8% of the issued and outstanding shares of Series A Preferred Stock by value or number of shares, whichever is more restrictive, because such holder’s shares of Series A Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the charter, we will redeem the requisite number of shares of

Series A Preferred Stock held by such holder such that no holder will own in excess of the 9.8% Series A Preferred Stock ownership limit subsequent to such redemption. See “— Restrictions on Ownership and Transfer” below. In order for their shares of Series A Preferred Stock to be redeemed, holders must surrender their shares at the place, or in accordance with the book-entry procedures, designated in the notice of redemption, or the Optional Redemption Notice. Holders will then be entitled to the redemption price plus an amount equal to any accrued but unpaid dividends payable upon redemption following surrender of the shares as detailed below. If an Optional Redemption Notice has been given (in the case of a redemption of the Series A Preferred Stock other than to preserve our qualification as a REIT), if the funds necessary for the redemption have been set apart by us in trust for the benefit of the holders of any shares of Series A Preferred Stock called for redemption and if irrevocable instructions have been given to pay the redemption price plus an amount equal to all accrued but unpaid dividends, then from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock and such shares of Series A Preferred Stock will no longer be deemed outstanding. At such time, all rights of the holders of such shares will terminate, except the right to receive the redemption price plus an amount equal to all accrued but unpaid dividends payable upon redemption, without interest. So long as no dividends are in arrears and subject to the provisions of applicable law, we may from time to time repurchase all or any part of the Series A Preferred Stock, including the repurchase of shares of Series A Preferred Stock in open-market transactions and individual purchases at such prices as we negotiate, in each case as duly authorized by our board of directors.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods that have ended, no shares of Series A Preferred Stock will be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock or any class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock (except by conversion into or exchange for our capital stock ranking junior to the Series A Preferred Stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up); provided, however, that whether or not the requirements set forth above have been met, we may purchase shares of Series A Preferred Stock or any other class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock pursuant to our charter to the extent necessary to ensure that we meet the requirements for qualification as a REIT for federal income tax purposes, and may purchase or acquire shares of Series A Preferred Stock or any then-outstanding class or series of preferred stock on parity with the Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. See “— Restrictions on Ownership and Transfer” below.

An Optional Redemption Notice will be mailed, postage prepaid, not less than 30 days nor more than 60 days prior to the applicable redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records as maintained by our transfer agent named in “— Transfer Agent and Registrar.” No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given; provided, that notice given to the last address of record will be deemed to be valid notice. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, each Optional Redemption Notice will state:

•	the redemption date;
•	the redemption price;
•	the number of shares of Series A Preferred Stock to be redeemed;
•	procedures of DTC for book entry transfer of shares of Series A Preferred Stock for payment of the redemption price;
•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date; and

•	that payment of the redemption price plus an amount equal to any accrued but unpaid dividends will be made upon book entry transfer of such Series A Preferred Stock in compliance with DTC’s procedures.

If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the Optional Redemption Notice mailed to such holder will also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed or the method for determining such number.

Any such redemption may be made conditional on such factors as may be determined by our board of directors and as set forth in the Optional Redemption Notice.

We are not required to provide an Optional Redemption Notice in the event we redeem Series A Preferred Stock in order to qualify or maintain our status as a REIT.

If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of shares of the Series A Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares on or prior to such dividend payment date, and each holder of shares of Series A Preferred Stock that surrenders such shares on such redemption date will be entitled to an amount equal to the dividends accruing after the end of the applicable dividend period to, but excluding, the applicable redemption date. Except as described above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

All shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

Future debt instruments or senior capital stock may prohibit us from redeeming or otherwise repurchasing any shares of our capital stock, including the Series A Preferred Stock, except in limited circumstances.

Special Optional Redemption

Upon the occurrence of a Change of Control/Delisting (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control/Delisting occurred, solely in cash at a redemption price of $25.00 per share, plus an amount equal to any accrued but unpaid dividends to, and including, the redemption date.

We will mail to you, if you are a record holder of the Series A Preferred Stock, a notice of redemption, or a Special Optional Redemption Notice, no fewer than 30 days nor more than 60 days before the redemption date. We will send the Special Optional Redemption Notice to your address shown on our stock transfer books. A failure to mail a Special Optional Redemption Notice or any defect in the Special Optional Redemption Notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to the holder to whom notice was defective. Each Special Optional Redemption Notice will state the following:

•	the redemption date;
•	the redemption price;
•	the number of shares of Series A Preferred Stock to be redeemed;
•	DTC’s procedures for book entry transfer of Series A Preferred Stock for payment of the redemption price;
•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date;

•	that payment of the redemption price and an amount equal to any accrued but unpaid dividends will be made upon book entry transfer of such Series A Preferred Stock in compliance with DTC’s procedures; and
•	that the shares of Series A Preferred Stock are being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control/Delisting and a brief description of the events constituting such Change of Control/Delisting.

If we redeem fewer than all of the then-outstanding shares of Series A Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series A Preferred Stock that we will redeem from each stockholder or the method for determining such number. In this case, we will determine the number of shares of Series A Preferred Stock to be redeemed in the same manner described above in “— Redemption at Our Option.”

If we have given a Special Optional Redemption Notice and have set apart sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to all accrued but unpaid dividends to, but excluding, the redemption date, without interest.

The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

A “Change of Control/Delisting” is when, after the original issuance of the Series A Preferred Stock, any of the following has occurred and is continuing:

•	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, other than our company, its subsidiaries, and its and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the total voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, or Voting Stock; provided, that notwithstanding the foregoing, such a transaction will not be deemed to involve a Change of Control/Delisting if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) more than 50% of the direct or indirect holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction;
•	the consummation of any share exchange, consolidation or merger of our company or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property, other than any such transaction in which the shares of our common stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, more than 50% of common stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;
•	any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of our company and its subsidiaries, taken as a whole, to any person other than one of our subsidiaries;
•	our stockholders approve any plan or proposal for the liquidation or dissolution of our company;

•	our common stock ceases to be listed or quoted on a national securities exchange in the United States; or
•	the Continuing Directors cease to constitute at least a majority of our board of directors.

“Continuing Director” means a director who either was a member of our board of directors on October 25, 2017 or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders was duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by our company on behalf of our board of directors in which such individual is named as nominee for director.

Redemption at Option of Holders Upon a Change of Control/Delisting

If a Change of Control/Delisting occurs at any time the Series A Preferred Stock is outstanding, then each holder of then-outstanding shares of Series A Preferred Stock shall have the right, at such holder’s option, to require us to redeem for cash, out of funds legally available therefor, any or all of such holder’s shares of Series A Preferred Stock, on a date specified by us that can be no earlier than 30 days and no later than 60 days following the date of delivery of the Company Change of Control/Delisting Notice (as defined below), or the Company Change of Control/Delisting Redemption Date, at a redemption price equal to the $25.00 liquidation preference per share plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared), to, and including, the Change of Control/Delisting Redemption Date, or the Change of Control/Delisting Redemption Price; provided, a holder shall not have any redemption right with respect to any shares of Series A Preferred Stock that have been called for redemption pursuant to our optional redemption right as described under “— Redemption at Our Option” or our special optional redemption right as described under “— Special Optional Redemption,” to the extent we have delivered notice of our intent to redeem on or prior to the date of delivery of the Company Change of Control/Delisting Notice.

Redemption of Series A Preferred Stock shall be made, at the option of the holder thereof, upon:

(i)	delivery by such holder to the Redemption and Paying Agent of a duly completed notice, or the Holder Change of Control/Delisting Redemption Notice, in compliance with DTC’s procedures for tendering interests in global certificates, prior to the close of business on the business day immediately preceding the Change of Control/Delisting Redemption Date; and
(ii)	book-entry transfer of the Series A Preferred Stock in compliance with the procedures of DTC, such transfer being a condition to receipt by the holder of the Change of Control/Delisting Redemption Price therefor.

Notwithstanding anything herein to the contrary, any holder delivering to the Redemption and Paying Agent the Holder Change of Control/Delisting Redemption Notice shall have the right to withdraw, in whole or in part, such Holder Change of Control/Delisting Redemption Notice at any time prior to the close of business on the business day immediately preceding the Change of Control/Delisting Redemption Date by delivery of a written notice of withdrawal to the Redemption and Paying Agent in accordance with the provisions described below.

The Redemption and Paying Agent shall promptly notify us of its receipt of any Holder Change of Control/Delisting Redemption Notice or written notice of withdrawal thereof.

On or before the 20th calendar day after the occurrence of a Change of Control/Delisting, we shall provide to all holders of record of the Series A Preferred Stock and the Redemption and Paying Agent a notice, or the Company Change of Control/Delisting Notice, of the occurrence of such Change of Control/Delisting and of the redemption right at the option of the holders arising as a result thereof. Such notice shall be sent in accordance with the procedures of DTC for providing notices. We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on the “Investor Relations” page of our corporate website, in any event prior to the opening of business on the first business day following the date on which we provide the Company Change of Control/Delisting Notice to the holders of our Series A Preferred Stock.

Each Company Change of Control/Delisting Notice shall specify:

(i)	the events constituting a Change of Control/Delisting;
(ii)	the date of the Change of Control/Delisting;
(iii)	the last date on which a holder of Series A Preferred Stock may exercise the redemption right pursuant to the Change of Control/Delisting;
(iv)	the Change of Control/Delisting Redemption Price;
(v)	the Change of Control/Delisting Redemption Date;
(vi)	the name and address of the Redemption and Paying Agent; and
(vii)	the procedures that holders must follow to require us to purchase their Series A Preferred Stock.

Our failure to give the Company Change of Control/Delisting Notice or any defect contained therein shall not limit the redemption rights of the holders of Series A Preferred Stock or affect the validity of the proceedings for the purchase of the Series A Preferred Stock.

Upon receipt by the Redemption and Paying Agent of the Holder Change of Control/Delisting Redemption Notice, the holder of the Series A Preferred Stock in respect of which such Holder Change of Control/Delisting Redemption Notice was given shall (unless such Holder Change of Control/Delisting Redemption Notice is withdrawn) thereafter be entitled to receive solely the Change of Control/Delisting Redemption Price in cash with respect to such shares of Series A Preferred Stock. Such Change of Control/Delisting Redemption Price shall be paid to such holder, subject to receipt of funds by the Redemption and Paying Agent, on the later of (x) the Change of Control/Delisting Redemption Date with respect to such shares of Series A Preferred Stock and (y) the time of book-entry transfer of such Series A Preferred Stock to the Redemption and Paying Agent by the holder thereof.

A Holder Change of Control/Delisting Redemption Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Redemption and Paying Agent in accordance with the Company Change of Control/Delisting Notice at any time prior to the close of business on the business day immediately preceding the Change of Control/Delisting Redemption Date, specifying the number of shares of Series A Preferred Stock with respect to which such notice of withdrawal is being submitted; provided, however, the notice must comply with appropriate procedures of DTC.

Prior to 11:00 a.m. New York City time on the Change of Control/Delisting Redemption Date, we must deposit with the Redemption and Paying Agent in trust sufficient funds (in immediately available funds if deposited on such business day) to pay the Change of Control/Delisting Redemption Price of all the shares of Series A Preferred Stock that are to be purchased as of the Change of Control/Delisting Redemption Date. If the Redemption and Paying Agent holds funds sufficient to pay the Change of Control/Delisting Redemption Price of the Series A Preferred Stock for which a Change of Control/Delisting Redemption Notice has been tendered and not withdrawn on the Change of Control/Delisting Redemption Date, then as of such Change of Control/Delisting Redemption Date, (a) such shares of Series A Preferred Stock will cease to be outstanding and dividends will cease to accrue thereon (whether or not book-entry transfer of such shares of Series A Preferred Stock is made) and (b) all other rights of the holders in respect thereof will terminate (other than the right to receive the Change of Control/Delisting Redemption Price upon book-entry transfer of such shares of Series A Preferred Stock).

To the extent that the aggregate amount of cash deposited by us to satisfy the Change of Control/Delisting Redemption Price exceeds the aggregate Change of Control/Delisting Redemption Price of the shares of Series A Preferred Stock that we are obligated to redeem as of the Change of Control/Delisting Redemption Date, then, following the Change of Control/Delisting Redemption Date, the Redemption and Paying Agent must promptly return any such excess to our company.

We will not be required to make a redemption in connection with a Change of Control/Delisting if a third party makes such an offer in a manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party redeems all Series A Preferred Stock properly tendered and not withdrawn pursuant to its offer.

In connection with any offer to redeem Series A Preferred Stock in connection with a Change of Control/Delisting, we will, in each case if required, (i) comply with Rule 13e-4, Rule 14e-1 and any other applicable tender offer rules under the Exchange Act, (ii) file a Schedule TO or any other required schedule under the Exchange Act and (iii) otherwise comply with all federal and state securities laws.

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock has no stated maturity date, is not subject to any sinking fund, and (except as described above under “— Redemption at Option of Holders upon a Change of Control/Delisting,”) is not subject to mandatory redemption. We are not required to set aside funds to redeem the Series A Preferred Stock.

Reopening

The Articles Supplementary establishing our Series A Preferred Stock permit us to “reopen” this series, without the consent of the holders of our Series A Preferred Stock, in order to issue additional shares of Series A Preferred Stock at any time and from time to time. We may in the future issue additional shares of Series A Preferred Stock without the consent of the existing holders of the Series A Preferred Stock. Any additional shares of Series A Preferred Stock will have the same terms as the existing shares of Series A Preferred Stock. These additional shares of Series A Preferred Stock will, together with the existing shares of Series A Preferred Stock, constitute a single series of securities.

Limited Voting Rights

Holders of shares of the Series A Preferred Stock generally do not have any voting rights, except as set forth below.

If dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting our board of directors will automatically be increased by two and holders of shares of Series A Preferred Stock, voting together as a single class with the holders of any other then-outstanding class or series of capital stock ranking on parity with the Series A Preferred Stock upon which like voting rights have been conferred and are exercisable, or collectively, any Voting Preferred Stock, will be entitled to vote for the election of two additional directors to serve on our board of directors, or the Preferred Directors, until all unpaid dividends for past dividend periods shall have been paid in full or a sum sufficient for such payment in full is set apart for payment with respect to the Series A Preferred Stock and any then-outstanding class or series of capital stock ranking on parity with the Series A Preferred Stock. The nomination procedures with respect to the Preferred Directors will be established by us, as necessary. The Preferred Directors will be elected by a plurality of the votes cast in the election and each of the Preferred Directors will serve until the next annual meeting of stockholders and until his successor is duly elected and qualifies or until the director’s right to hold the office terminates, whichever occurs earlier. The election will take place at:

•	a special meeting called upon the written request of holders of at least 20% of the then-outstanding shares of Series A Preferred Stock and any Voting Preferred Stock; provided, that, if we receive the request no earlier than 120 days before and no later than 45 days before the date fixed for our next annual or special meeting of stockholders, we must instead provide for the election at such annual or special meeting of stockholders, to the extent we may do so in compliance with applicable law. For the avoidance of doubt, the board of directors shall not be permitted to fill the vacancies on the board of directors as a result of the failure of the holders of 20% of the Series A Preferred Stock and any Voting Preferred Stock to deliver such written request for the election of the Preferred Directors; and
•	each subsequent annual meeting (or special meeting held in its place) thereafter until all accrued dividends on the Series A Preferred Stock and any then-outstanding class or series of preferred stock on parity with the Series A Preferred Stock have been paid in full for all past dividend periods that have ended.

If and when all accrued dividends on the Series A Preferred Stock and any then-outstanding class or series of preferred stock ranking on parity with the Series A Preferred Stock shall have been paid in full or a sum sufficient for such payment in full is set apart for payment, holders of shares of Series A Preferred Stock and any Voting Preferred Stock shall be divested of the voting rights set forth above (subject to re-vesting in the event of each and every subsequent preferred dividend default) and the term and office of each Preferred Director so elected will terminate and the number of directors will be reduced accordingly.

Any Preferred Director may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock and any Voting Preferred Stock (voting together as a single class). So long as a preferred dividend default continues, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and any Voting Preferred Stock (voting together as a single class).

So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by our charter, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock voting together as a single class with any Voting Preferred Stock, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

In addition, so long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, amend, alter or repeal our charter, including the terms of the Series A Preferred Stock, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock, except that with respect to the occurrence of any of the events set forth above, so long as the Series A Preferred Stock remains outstanding with the terms of the Series A Preferred Stock materially unchanged, taking into account that, upon the occurrence of an event set forth above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the events set forth above; provided, further, that with respect to any such amendment, alteration or repeal that equally affects the terms of the Series A Preferred Stock and any Voting Preferred Stock, the affirmative vote or consent of the holders of two-thirds of the shares of Series A Preferred Stock and any Voting Preferred Stock (voting together as a single class) shall be required. Furthermore, if holders of shares of the Series A Preferred Stock will receive the greater of the full trading price of the Series A Preferred Stock on the date of an event set forth above or the $25.00 per share liquidation preference pursuant to the occurrence of any of the events set forth above or pursuant to a special optional redemption by us or a redemption at the option of the holder upon a Change of Control/Delisting, then such holders shall not have any voting rights with respect to the events set forth above.

In addition, and in circumstances other than the voting issues addressed in the paragraph above, so long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock also will have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series A Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series A Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal, with any such amendment requiring the affirmative vote or consent of holders of two-thirds of the Series A Preferred Stock issued and outstanding at the time. With respect to any amendment, alteration or repeal of our charter, including the terms of the Series A Preferred Stock, that equally affects the terms of the Series A Preferred Stock and any Voting Preferred Stock, so long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock and any Voting Preferred Stock (voting together as a single class), also will have the exclusive right to vote on any amendment, alteration or repeal of our charter, including the terms of the Series A Preferred Stock, that would alter only the contract rights, as expressly set forth in our charter, of the Series A Preferred Stock and any Voting Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.

Holders of shares of Series A Preferred Stock will not be entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any issuance or increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance of any other class or series of capital stock, or any issuance or increase in the number of authorized shares of any class or series of capital stock, in each case ranking on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

Except as described above, holders of shares of Series A Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series A Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of any taxable year.

To help us to maintain our qualification as a REIT, among other purposes, our charter, subject to certain exceptions, contains, and the articles supplementary establishing the Series A Preferred Stock will contain, restrictions on the number of shares of our common stock, our preferred stock, and our capital stock that a person may own. Our charter generally restricts any person from acquiring beneficial or constructive ownership of more than 9.8% in value or in number of shares (whichever is more restrictive) of the outstanding shares of any class or series of our capital stock. The articles supplementary establishing the Series A Preferred Stock will provide that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Series A Preferred Stock.

The beneficial ownership and/or constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Preferred Stock is Continental Stock Transfer & Trust Company.